UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38910

Tectonic Financial, Inc.

(Exact name of registrant as specified in its charter)

16200 Dallas Parkway, Suite 190
Dallas, Texas 75248
(972) 720-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series B preferred stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tectonic Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2026	TECTONIC FINANCIAL, INC.

	By:	/s/ A. Haag Sherman
	Name:	A. Haag Sherman
	Title:	Chief Executive Officer

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